                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                  FORM U-33-S

              ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                       Filed under Section 33(e) of the
            Public Utility Holding Company Act of 1935, as amended
                  For the fiscal year ended December 31, 2001
       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                         RELIANT ENERGY, INCORPORATED
                                1111 Louisiana
                             Houston, Texas 77002

     Reliant Energy, Incorporated, a Texas corporation ("Reliant Energy"), on behalf of itself and on behalf of (i) Reliant Resources, Inc., a Delaware corporation and majority-owned subsidiary of Reliant Energy ("Reliant Resources") and (ii) Reliant Energy Resources Corp., a Delaware corporation and wholly-owned subsidiary of Reliant Energy ("Resources") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Section 33(e)(1) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 57(b) of the implementing regulations thereunder, this Annual Report Concerning Foreign Utility Companies on Form U-33-S covering the preceding fiscal year ended December 31, 2001. Reliant Energy is a United States holding company exempt from regulation under the Act pursuant to Section 3(a)(2) thereunder and an associate company of each of, or otherwise owns an interest in, the following foreign utility companies (collectively, the "Reliant Energy FUCOs"):

     .    Empresa Distribuidora de Electricidad de Santiago del Estero S.A.;
     .    Rain Calcining Limited; and
     .    Reliant Energy Power Generation Benelux N.V. (formerly N.V. UNA)

Item 1.

     Identify each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

1.   Empresa Distribuidora de Electricidad de Santiago del Estero S.A. ("EDESE")

     Location:           North Central Argentina

     Business Address:   Avenida Roca (S) 214
                         4200 Santiago del Estero
                         Argentina

     Description of Facilities:  EDESE is an electricity distribution company
     -------------------------
serving customers in the north central part of Argentina under a 95-year concession granted by the provincial government expiring on January 4, 2090. EDESE was founded in 1994 as a result of the breakup of Agua y Energia Electrica Sociedad del Estado, the former electric power company in Santiago del Estero. EDESE has about 151,331 customers and billed approximately 479.33 GWh of electricity in 2001. At December 31, 2001, the system through which EDESE supplies electricity consisted of 3,757 transformers with a total capacity of approximately 331.62 MVA and approximately 4,505 km of medium-voltage and 4,750 km low-voltage power lines with 2,939 supporting substations.

     Associated foreign utility companies and description of ownership
     -----------------------------------------------------------------
interests: Reliant Energy Santiago del Estero, S.A., a company organized under the laws of Argentina, owns an approximate 90% interest in EDESE. Reliant Energy International, Inc., a wholly owned subsidiary of Reliant Energy and a Delaware corporation ("Reliant Energy International"), owns an approximate 99% interest in Reliant Energy Santiago del Estero, S.A. and exercises beneficial ownership of all shares of capital stock of Reliant Energy Santiago del Estero, S.A.

2.   Rain Calcining Limited ("Rain")

     Location:           Visakhapatnam, India

     Business Address:   6-3-571/2, II Floor, "Rockvista"
                         Rockdale Estate, Somajiguida
                         Hyderabad 500 082, India

     Description of Facilities:  Rain owns a petroleum coke calcining plant and
     -------------------------
an associated electricity generation facility in Visakhapatnam, India, which is located on the east coast of India midway between Calcutta and Madras in the state of Andhra Pradesh.

     Associated foreign utility companies and description of ownership
     -----------------------------------------------------------------
interests: Reliant Energy Rain, Inc. ("RE Rain"), owns an approximate 25% interest in Rain. RE Rain is a wholly owned subsidiary of Reliant Energy India, Inc. ("RE India"). RE India is a wholly owned subsidiary of Reliant Energy International II, Inc., a Delaware corporation and wholly owned subsidiary of Reliant Energy International.

3.   Reliant Energy Power Generation Benelux N.V. ("REPGB")

     Location:           The Netherlands

     Business Address:   Keulsekade 189, Utrecht
                         The Netherlands

     Description of Facilities:  REPGB is one of the Netherlands' four largest
     -------------------------
generating companies. In 2001, REPGB generated approximately 20% of the country's electricity production, excluding electricity generated by cogeneration or other industrial processes.

As of December 31, 2001, REPGB owned and operated 134 generating stations with 3,496 megawatts of capacity. REPGB's generating stations also supply several large municipalities with hot water for district heating purposes. In 2001, approximately 47% of REPGB's generation output was natural gas fired, 15% was blast furnace fired, 38% was coal fired and less than 1% was oil fired.

     Associated foreign utility companies and description of ownership
     -----------------------------------------------------------------
interests: Reliant Energy UNA B.V. a company organized under the laws of the Netherlands ("REUNA"), acquired 40% and 12% of UNA's capital stock on October 7, 1999 and December 1, 1999, respectively, and on March 1, 2000, purchased the remaining 48% of the shares of REPGB. Reliant Energy Wholesale (Europe) Holdings II C.V., a company organized under the laws of the Netherlands ("Holdings II") owns a 48% interest in REUNA, and Reliant Energy Wholesale (Europe) C.V., a company organized under the laws of the Netherlands ("Wholesale C.V."), owns a 52% interest in REUNA. Reliant Energy Wholesale (Europe) Holdings B.V., a company organized under the laws of the Netherlands ("Wholesale Holdings B.V.") owns a 0.5% general partnership interest in Holdings II and a 0.5% general partnership interest in Wholesale C.V. The Dutch branch of Reliant Energy Europe Inc., a company organized under the laws of the state of Delaware ("RE Europe"), owns a 99.5% limited partnership interest in both Holdings II and Wholesale C.V. Wholesale Holdings B.V. is a wholly-owned subsidiary of RE Europe, which is a wholly-owned subsidiary of Reliant Energy Capital (Europe), Inc., a company organized under the laws of the state of Delaware ("RE Capital"). RE Capital is a wholly-owned subsidiary of Reliant Energy Power Generation, Inc., a corporation organized under the laws of the state of Delaware ("Power Generation"). Power Generation is a wholly-owned subsidiary of Reliant Resources, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Reliant Energy.

Item 2.

     Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

     Neither Reliant Energy nor any system company is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of any of the Reliant Energy FUCOs.

Item 3.

     Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contract(s).

     The following list contains all of the service, sales and construction contracts between any Reliant Energy FUCO and any system company of Reliant
Energy:

1.   EDESE.  None.
     -----

2. Rain and RE Rain entered into a Technical Assistance Agreement, effective as of April 20, 1995, by which RE Rain agreed to provide technical and operational assistance to Rain. During the construction period of the cogeneration facility, Rain agreed to pay RE Rain $200,000 plus a bonus based on each megawatt beyond a certain level produced by Rain's steam turbine. During the operations period of the cogeneration facility, Rain agreed to pay RE Rain a quarterly operations fee equal to the greater of one-half of one percent of the revenues from the sale of electricity produced by the facility, or $25,000, and an annual bonus calculated based on the production of the facility and the sales revenue.

3. REPGB. On December 31, 2001, Reliant Energy Trading & Marketing B.V., a Dutch company ("RETM") and an indirect wholly-owned subsidiary of Reliant Resources, Inc., had outstanding an aggregate principle amount of Euros 60,000,000 in loans from REPGB. The loan bears interest at an average interest rate of 4.044%.

                                   SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                              RELIANT ENERGY, INCORPORATED


                              By:  /s/ Mary P. Ricciardello
                                 -------------------------------------------
                                      (Mary P. Ricciardello)
                                Senior Vice President and Chief Accounting
                                Officer


Date:  April 30, 2002

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Mary P. Ricciardello
               Senior Vice President and Chief Accounting Officer
               Reliant Energy, Incorporated
               1111 Louisiana
               Houston, TX  77002